CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Registration Statement on Form 40-F of Alpine Summit Energy Partners, Inc. being filed with the United States Securities and Exchange Commission of our report dated August 13, 2021, relating to the consolidated financial statements of HB2 Origination, LLC appearing in Exhibit 99.39, which is part of this Registration Statement.

/s/ RSM Alberta LLP

Chartered Professional Accountants

Calgary, Alberta
October 12, 2021